November 21, 2008
Mr. Rufus Decker
Accounting Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	International Flavors & Fragrances Inc. File Reference 001-4858 Form 10-K for the year ended December 31, 2007 Form 10-Q for the periods ended March 31, 2008, June 30, 2008 and September 30, 2008
Dear Mr. Decker:
The Company is furnishing the following supplementary information and comments with reference to the matters and questions raised in your letter dated November 5, 2008. The items below correspond to the matters raised in your letter; the questions raised by the Commission have been repeated, and the Company’s response immediately follows.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

General
1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.
Company Response:
Additional disclosures or other revisions to our future filings are included, as applicable, in the Company’s response; in each instance, such additional disclosures are identified as such.
Item 7 — Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16
General
2.	Please discuss in your MD&A any important tax strategies that you undertake related to the recognition of deferred tax assets. Also, please disclose the reasons for the changes in the valuation allowance for each period presented.

Company Response:
The Company will expand the MD&A to include a discussion of important tax strategies related to deferred tax assets and the reasons for the changes in the valuation allowance to the extent applicable for each period presented, beginning with the Company’s Form 10-K for the year ended December 31, 2008. The following reflects an example of likely disclosure:
Effective utilization of the cash generated by our international operations is a critical component of our tax strategy. Strategic dividend repatriation from foreign subsidiaries creates U.S. taxable income, which enables us to recognize deferred tax assets.
Pursuant to FAS 109, we establish a valuation allowance for net deferred tax assets if, based on the weight of the available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Historically, we have provided a full valuation allowance against deferred tax assets resulting from state net operating losses and state credits, as well as selective non U.S. affiliates’ net operating losses. The changes in the valuation allowances from December 31, 2007 are primarily attributable to the current period net operating losses and currency translation adjustments.
Item 8 — Financial Statements
Consolidated Statement of Shareholders’ Equity, page 44
3.	Please include a column that reconciles the changes between periods in the number of common shares issued.
Company Response:
Per Regulation S-X, Rule 3-04, Changes in other stockholders’ equity, an analysis of the changes in each caption of other stockholders’ equity presented in the balance sheets shall be given in a note or separate statement.
The Company complies with this requirement as the Statement of Shareholders’ Equity does reconcile each of the captions in the equity section that have changed. As there has not been any change in the number of IFF common shares issued since 1994, the Company does not believe that including a reconciliation of the number of shares issued will provide additional meaningful information to investors.
Notwithstanding, the Company will clearly identify the number of shares issued and outstanding for each year on the face of the balance sheet. The following reflects an example of likely disclosure in the Shareholders’ Equity section of the balance sheet:

Common stock 12 1/2¢ par value; authorized
500,000,000 shares; issued 115,761,840 shares as
of December 31, 2008 and 2007; and outstanding
78,630,004 and 80,995,228 shares as of December 31, 2008 and 2007
In addition, the Company will include a reconciliation of the number of shares issued in the Statement of Shareholders’ Equity if there are any changes in future periods.

Note 1	— Nature of Operations and Summary of Significant Accounting Policies, page 45
General
4.	Please disclose the line item(s) in which you include depreciation and amortization, as well as the amounts included in each line item for each period presented. If you do not allocate deprecation and amortization to cost of goods sold, please revise your presentation to comply with SAB Topics 11:B and 7:D and remove any presentations of gross profit throughout the filing.
Company Response:
The Company includes depreciation and amortization of assets involved in the procurement and production of product in cost of goods sold. Depreciation and amortization expense of $44 million and $33 million was included in cost of goods sold for the year ended December 31, 2007 and for the nine months ended September 30, 2008, respectively.
The Company also believes that its disclosures meet the requirements of APB 12 as summarized below.
“Because of the significant effects on financial position and results of operations of the depreciation method or methods used, the following disclosures should be made in the financial statements or in notes thereto:
a.	Depreciation expense for the period,
b.	Balances of major classes of depreciable assets, by nature or function, at the balance-sheet date,
c.	Accumulated depreciation, either by major classes of depreciable assets or in total, at the balance-sheet date, and
d.	A general description of the method or methods used in computing depreciation with respect to major classes of depreciable assets.”
The Company discloses depreciation expense for the period in the statement of Consolidated Cash Flows. The balances of major classes of depreciable assets and the corresponding accumulated depreciation are included in Note 3. Property, Plant and Equipment, net and the general description of the method used in computing depreciation is included in Note 1 — Nature of Operations and Summary of Significant Accounting Policies-Property, Plant and Equipment. As such, the Company does not believe that additional disclosure regarding the line items in which we include depreciation and amortization, as well as the amounts included in each line item, is required under US GAAP.
Note 8 — Borrowings, page 50
5.	We note your disclosure on page 26 that your revolving credit agreement contains various covenants. Please provide a tabular presentation of the required ratios as well as your actual ratios as of each reporting date for all covenants which are material to an understanding of your financial structure. Please show the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if necessary.

Company Response:
The Company currently describes in its Form 10-K the leverage financial ratio included in its revolving credit agreement, which it considers to be the principal financial covenant under that facility. In future filings, the Company will continue to describe this financial covenant on a quarterly basis and disclose whether or not it satisfied that covenant as well as the other covenants under the credit facility.
The Company believes what is important to an investor’s understanding of the credit facility is whether or not the Company is in compliance with this ratio as well as the other covenants under the facility. The Company does not believe that the inclusion of the actual coverage ratio determined under this leverage covenant each quarter is material to an investor’s understanding of the revolving credit facility and may be misleading to investors. While the coverage ratio remains fixed each quarter, operating results fluctuate from quarter to quarter. The excess coverage over such leverage ratio will accordingly vary from quarter to quarter. Disclosure of the actual coverage may cause investors to incorrectly believe that the risk of default under the credit facility has materially changed based on the change in our actual leverage ratio coverage.
It is our objective to maintain sufficient surplus between the required and actual coverage ratios. We monitor the coverage ratio carefully and will take action if needed to maintain an adequate surplus. Moreover, actual cash flows and measures of EBITDA, apart from the leverage ratio under the credit facility, are fully disclosed in the financial statements and discussed in the MD&A, which the Company believes provides information material to an investor’s understanding of our liquidity and cash flows.
In addition, in future filings, in the event that the Company believes there exists a material risk with respect to compliance with such financial covenant or other covenants under the credit facility, either for the current quarter or a subsequent period, additional disclosures addressing such circumstance including any proposed course of action to address such condition will be included.
Note 16	— Commitments and Contingencies, page 65
6.	We note your disclosure on page 10 regarding claims against you of alleged respiratory illness due to workplace exposure to flavor ingredients. Please disclose the amounts of damages alleged regarding the respiratory illness cases. Also, disclose the range of loss in excess of amounts accrued or state that such an estimate cannot be made. See paragraphs 8-10 of SFAS 5.
Company Response:
In most complaints against the Company, the damages sought by the plaintiffs are not alleged at the pleading stage and may not be specified until a much later time in the proceeding, if at all. However, even if damages were specified, we believe that including an amount of damages alleged by a plaintiff in a complaint would be misleading to investors and not assist an investor’s understanding of a potential loss contingency. Damages alleged in a complaint are highly speculative, often intentionally inflated and do not necessarily reflect any potential future recovery upon resolution of a complaint. Inclusion of an amount of alleged damages may lead investors to the mistaken belief that actual recoveries may be equivalent to such allegations, which would be misleading.
The Company did not disclose in its 2007 Form 10-K an amount of loss or range of loss in excess of amounts accrued because an estimate could not reasonably be made. At each reporting date, the Company reviews its claims and potential loss in accordance with SFAS 5. The key issues that management assesses are whether it is probable that a loss has been incurred and, if so, whether the amount of the loss be reasonably estimated. The analysis includes an evaluation of the relevant facts in the cases and, if appropriate, discussion with outside counsel. In future filings, the Company will either disclose the loss or range of loss in excess of amounts accrued, if such loss or range can be reasonably estimated, or, if not, will state that an estimate cannot reasonably be made.
FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2008
General
Please address the above comments in your interim filings as well.
Company Response:
Additional disclosures or other revisions, as applicable, will be included in our future interim filings.
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If you require additional clarification on any of the foregoing responses or have any additional comments, please contact me at 212-708-7291.
In connection with responding to your comments, the Company acknowledges that:
• The Company is responsible for the adequacy and accuracy of the disclosure in its filings;
• Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
• The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours very truly,
/s/ Richard A. O’Leary
Richard A. O’Leary
Vice President, Corporate Development and Interim Chief Financial Officer